Exhibit 99.1

FOR IMMEDIATE RELEASE

CCI WIRELESS SELECTS DRAGONWAVE HARMONY ENHANCED MC FOR NETWORK UPGRADE

Ottawa, Canada, March 22, 2017 - DragonWave Inc. (TSX:DRWI)(NASDAQ:DRWI) a global supplier of packet microwave radio systems, today announced the selection of the Harmony Enhanced MC backhaul solution by Corridor Communication Inc. (CCI Wireless), a service provider in the province of Alberta, Canada, delivering broadband services to rural customers. This deployment will bring increased capacity and new capabilities to CCI Wireless’ existing rural microwave network.

DragonWave’s Harmony Enhanced MC will replace CCI Wireless’ existing DragonWave Horizon Compact radios, while reutilizing their installed base of antennas. Harmony Enhanced MC provides a more than three-fold capacity increase over CCI Wireless’ existing network, by leveraging the Harmony Enhanced MC’s dual channel capability, combined with 2048QAM modulation support.  In addition, the industry leading system gain of the Harmony Enhanced MC allows CCI Wireless to achieve the highest possible capacity and availability for their most challenging long-range rural links.

“We selected DragonWave and its partner, Alliance Corporation after determining that the Harmony Enhanced solution best met our high capacity and long reach requirements,” said Amir Bigloo, CCI Wireless CEO. “Through our evaluation, which included field testing, we found the Harmony Enhanced MC to offer superior performance and greater operational simplicity.”

The DragonWave Harmony Enhanced MC is a high capacity microwave solution that enables operators to deliver 1 Gbps of uncompressed throughput in a single radio (using 50MHz channels) and up to 2 Gbps per radio with the industry leading Bandwidth Accelerator+ bulk compression feature.  Harmony Enhanced MC also delivers the highest system gain in the industry, allowing customers to maximize capacity and minimize antenna sizes on longer links.

“Harmony Enhanced MC is uniquely suited to support CCI Wireless capacity requirements for its rural broadband network,” said Peter Allen, DragonWave President and CEO. “We are pleased to be able to continue to work with this customer to upgrade their existing DragonWave backhaul network.”

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

About CCI Wireless

Corridor Communications Inc. (CCI Wireless), is the second largest rural wireless internet service provider (WISP) utilizing licensed spectrum in Canada with origins in rural Alberta. The company has become the leader in the provision of rural fixed wireless internet through the use of a consistent deployment methodology and a focus on customer service. CCI Wireless’ network covers over 100,000 households in rural Alberta. The business’ operations are run out of the company’s head office in Calgary. https://cciwireless.ca/

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contact:	Investor Contact:
Nadine Kittle	Pat Houston
Marketing Communications	CFO
DragonWave Inc.	DragonWave Inc.
nkittle@dragonwaveinc.com	pallen@dragonwaveinc.com
Tel: +1-613-599-9991 ext 2262	Tel: +1-613-599-9991